Filed Pursuant to Rule 433
Registration No. 333-162551

DUFF & PHELPS ANNOUNCES COMMON STOCK
OFFERING OF 2.5 MILLION SHARES

New York, NY, November 4, 2009 – Duff & Phelps Corporation (NYSE: DUF), a leading independent financial advisory and investment banking firm, today announced that it has agreed to sell 2,500,000 shares in an underwritten public offering of Class A common stock.

Duff & Phelps intends to use the net proceeds from this offering to redeem certain of the units in Duff & Phelps Acquisitions, LLC that are held by existing unit holders.  Such holders who elect to be redeemed with the proceeds from this offering will agree to a lock-up for a period of 90 days after the date of the prospectus supplement for this offering.  Existing unit holders, other than executive officers and directors, who elect not to be redeemed with the proceeds from this offering will not be subject to such lock-up and their units may be exchangeable on November 16, 2009 for an equal number of shares of Class A common stock.  Duff & Phelps has filed a registration statement in order to permit the resale of such shares from time to time, subject to certain blackouts and other restrictions.

Goldman, Sachs & Co. is acting as the sole underwriter for the offering.

The issuer has filed a registration statement including a prospectus and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Goldman, Sachs & Co., Prospectus Department, 85 Broad Street, New York, NY 10004, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com

About Duff & Phelps
As a leading global independent provider of financial advisory and investment banking services, Duff & Phelps delivers trusted advice to our clients principally in the areas of valuation, transactions, financial restructuring, dispute and taxation. Our world class capabilities and resources, combined with an agile and responsive delivery, distinguish our clients' experience in working with us. With more than 1,200 employees serving clients worldwide through offices in North America, Europe and Asia, Duff & Phelps is committed to fulfilling its mission to protect, recover and maximize value for its clients. Investment banking services in North America are provided by Duff & Phelps Securities, LLC. Investment banking services in Europe are provided by Duff & Phelps Securities Ltd. Duff & Phelps Securities Ltd. is authorized and regulated by the Financial Services Authority. Investment Banking services in France are provided by Duff & Phelps SAS.

Media Relations:
Shalon Roth
+1 212 450 2836
shalon.roth@duffandphelps.com

Investor Relations:
Marty Dauer
+1 212 871 7700
investor.relations@duffandphelps.com